Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited — Prepared by Management)

(Expressed in Canadian Dollars)

Nine Months Ended September 30, 2012 and August 31, 2011

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC

Canada

V6E 2K3

Tel: 604-683-6332

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1

INTERNATIONAL TOWER HILL MINES LTD.

September 30, 2012 and August 31, 2011

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars - Unaudited)

	Note	September 30, 2012	December 31, 2011

ASSETS

Current
Cash and cash equivalents		$42,340,438	$55,642,179
Marketable securities		268,000	302,500
Accounts receivable		143,553	468,806
Prepaid expenses		223,364	185,854

Total current assets		42,975,355	56,599,339

Property and equipment	3	100,888	124,744
Exploration and evaluation assets	4	186,045,565	158,041,441

Total assets		$229,121,808	$214,765,524

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$8,148,207	$10,495,049

Non-current liabilities
Derivative liability	5	24,690,870	21,153,600

Total liabilities		32,839,077	31,648,649

Equity
Share capital		244,905,289	215,865,086
Contributed surplus		27,872,038	20,673,111
Accumulated other comprehensive income		(4,347,491)	82,959
Deficit		(72,147,105)	(53,504,281)

Total equity		196,282,731	183,116,875

Total liabilities and equity		$229,121,808	$214,765,524

Nature of Operations and Liquidity (note 1)

Commitments (note 9)

On behalf of the Board:

“Anton Drescher” (signed)	Director	“Timothy Haddon”(signed)	Director
Mr. Anton J. Drescher		Mr. Timothy J. Haddon

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars - Unaudited)

		Three Months Ended		Nine Months Ended
	Note	September 30, 2012	August 31, 2011	September 30, 2012	August 31, 2011

Expenses
Consulting fees		$1,863,661	$1,645,426	$2,319,040	$2,041,921
Depreciation		7,880	9,745	23,856	38,735
Insurance		82,054	51,990	229,897	167,648
Investor relations	6	224,726	146,012	406,712	616,291
Office		45,253	56,896	122,702	204,343
Other		18,120	11,851	57,298	76,658
Professional fees	6	194,141	283,011	447,840	634,736
Regulatory		14,231	59,400	143,410	157,648
Rent		57,729	74,623	181,346	170,806
Travel		37,797	81,610	198,417	234,314
Wages and benefits	6	4,165,757	6,420,625	10,359,060	8,316,933

Operating loss		(6,711,349)	(8,841,189)	(14,489,578)	(12,660,033)

Other items
Gain (loss) on foreign exchange		(663,200)	37,385	(233,017)	(67,333)
Interest income		38,249	320,563	152,491	908,030
Income from mineral property earn-in		—	—	143,330	217,660
Spin-out cost		—	—	—	(54,655)
Unrealized loss on derivative liability	5	(3,913,200)	—	(4,139,550)	—
Unrealized gain (loss) on marketable securities		84,000	119,000	(76,500)	(37,000)

		(4,454,151)	476,948	(4,153,246)	996,702

Net loss for the period		(11,165,500)	(8,364,241)	(18,642,824)	(11,693,331)

Other comprehensive income (loss)
Exchange difference on translating foreign operations		(5,692,697)	3,168,181	(4,430,450)	(2,554,229)

Other comprehensive income (loss) for the period		(5,692,697)	3,168,181	(4,430,450)	(2,554,229)

Total comprehensive loss for the period		$(16,858,197)	$(5,196,060)	$(23,073,274)	$(14,247,560)

Basic and diluted loss per share		$(0.12)	$(0.10)	$(0.21)	$(0.14)

Weighted average number of shares outstanding		92,918,976	86,683,919	88,777,442	85,848,284

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(Expressed in Canadian Dollars - Unaudited)

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total

Balance, November 30, 2010	84,943,155	$205,891,349	$15,284,520	$(1,045,255)	$(39,135,304)	$180,995,310
Private placement	230,764	1,876,111	—	—	—	1,876,111
Share issuance costs		(48,222)	—	—	—	(48,222)
Exercise of options	1,510,000	5,547,500	—	—	—	5,547,500
Share-based payments	—	—	6,289,235	—	—	6,289,235
Reallocation from contributed surplus	—	2,598,348	(2,598,348)	—	—	—
Net loss	—	—	—	—	(11,693,331)	(11,693,331)
Exchange difference on translating foreign operations	—	—	—	(2,554,229)	—	(2,554,229)

Balance, August 31, 2011	86,683,919	$215,865,086	$18,975,407	$(3,599,484)	$(50,828,635)	$180,412,374
Share-based payments	—	—	1,697,704	—	—	1,697,704
Net loss	—	—	—	—	(2,675,646)	(2,675,646)
Exchange difference on translating foreign operations	—	—	—	3,682,443	—	3,682,443

Balance, December 31, 2011	86,683,919	$215,865,086	$20,673,111	$82,959	$(53,504,281)	$183,116,875
Private placement	11,384,719	29,591,600	—	—	—	29,591,600
Share issuance costs	—	(551,397)	—	—	—	(551,397)
Share-based payments	—	—	7,198,927	—	—	7,198,927
Net loss	—	—	—	—	(18,642,824)	(18,642,824)
Exchange difference on translating foreign operations	—	—	—	(4,430,450)	—	(4,430,450)

Balance, September 30, 2012	98,068,638	$244,905,289	$27,872,038	$(4,347,491)	$(72,147,105)	$196,282,731

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars - Unaudited)

		Nine Months Ended
	Note	September 30, 2012	August 31, 2011
Operating Activities
Loss for the period		$(18,642,824)	$(11,693,331)
Add items not affecting cash:
Depreciation		23,856	38,735
Share-based payments	6	6,900,790	6,289,235
Mineral property earn-in		(42,000)	(120,000)
Unrealized loss on derivative liability	5	4,139,550	—
Unrealized loss on marketable securities		76,500	37,000
(Gain) loss on foreign exchange		(641,414)	67,333
Changes in non-cash items:
Accounts receivable		325,253	(214,175)
Prepaid expenses		(29,949)	(24,145)
Accounts payable and accrued liabilities		1,096,196	(128,257)
Cash used in operating activities		(6,794,042)	(5,747,605)

Financing Activities
Issuance of share capital		29,591,600	7,423,611
Share issuance costs		(393,687)	(48,222)
Cash provided by financing activities		29,197,913	7,375,389

Investing Activities
Expenditures on exploration and evaluation assets		(36,341,017)	(31,208,445)
Expenditures on property and equipment		—	(73,292)
Cash used in investing activities		(36,341,017)	(31,281,737)

Effect of foreign exchange on cash		635,405	329,653

Decrease in cash and cash equivalents		(13,301,741)	(29,324,300)
Cash and cash equivalents, beginning of the period		55,642,179	123,732,627

Cash and cash equivalents, end of the period		$42,340,438	$94,408,327

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

1.                                      NATURE OF OPERATIONS AND LIQUIDITY

International Tower Hill Mines Ltd. (“ITH” or the “Company”) is incorporated under the laws of British Columbia, Canada.  The Company’s head office address is 2300-1177 West Hastings Street, Vancouver, British Columbia, Canada.  International Tower Hill Mines Ltd. consists of ITH and its wholly owned subsidiaries Tower Hill Mines, Inc. (formerly “Talon Gold Alaska, Inc.”) (“TH Alaska”) (an Alaska corporation), Tower Hill Mines (US) LLC (formerly “Talon Gold (US) LLC”) (“TH US”) (a Colorado limited liability company), Livengood Placers, Inc. (“LPI”) (a Nevada corporation), and 813034 Alberta Ltd. (an Alberta corporation).  The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  At September 30, 2012, the Company was in the exploration stage and controls a 100% interest in its Livengood project in Alaska, U.S.A.

These unaudited condensed consolidated interim financial statements have been prepared on a going-concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral property interests.  The recoverability of amounts shown for exploration and evaluation assets is dependent on several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of exploration and evaluation assets.  The success of the above initiatives cannot be assured.  In the event that the Company is unable to obtain the necessary financing in the short-term, it may be necessary to defer certain discretionary expenditures and other planned activities.

2.                                      BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.  These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s audited consolidated financial statements for the period ended December 31, 2011.  The Board of Directors approved these condensed consolidated interim financial statements on November 14, 2012.

Change of fiscal year end

The Company changed its fiscal year end from May 31 to December 31 during 2011.  This change was made to better align the Company’s financial reporting with its operational and budgeting cycle as well as to align the financial reporting to those of other industry participants in the mineral resource exploration, development and production sectors.  As a result of the Company changing its fiscal year end to December 31, these condensed consolidated interim financial statements are for the nine month period ended September 30, 2012 and are presented in comparative form with the nine month period ended August 31, 2011.  Due to the change in year end, amounts presented in these condensed consolidated interim financial statements may not be comparable and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the period ended December 31, 2011.

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

2.                                      BASIS OF PREPARATION (cont’d)

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of ITH and its wholly owned subsidiaries.  All intercompany transactions and balances have been eliminated.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements are presented in Canadian dollars.

Changes in accounting policy and disclosures

There are no new IFRSs or International Financial Reporting Standards Interpretations that are effective for the first time for this interim period that would be expected to have a material impact on the Company.

Transition to US Generally Accepted Accounting Principles

Historically, and including these condensed consolidated interim financial statements, the Company has prepared its financial statements under IFRS for reporting as permitted by security regulators in Canada, as well as in the United States under the status of a foreign private issuer as defined by the US Securities and Exchange Commission (the “SEC”).  In the third quarter of 2012, the Company determined that it no longer qualifies as a foreign private issuer under the SEC rules.  As a result, beginning January 1, 2013 the Company is required to report with the SEC on domestic forms and comply with domestic company rules.  Consequently, the Company will be required to prepare its financial statements using US Generally Accepted Accounting Principles (“US GAAP”), presented in US dollars, effective beginning with the Company’s 2012 annual consolidated financial statements and for all subsequent reporting periods.  The transition to US GAAP will be made retrospectively for all periods from the Company’s inception.  Under US GAAP, all mineral exploration and development expenditures are expensed in the year incurred for exploration stage companies.  The Company is currently evaluating all other impacts of the conversion to US GAAP on the financial statements.

3.                                      PROPERTY AND EQUIPMENT

	Furniture and Equipment	Computer Equipment	Computer Software	Leasehold Improvements	Total
Cost:

Balance at December 31, 2011	$54,407	$188,252	$89,476	$17,061	$349,196
Additions	—	—	—	—	—
Disposals	—	—	—	—	—

Balance at September 30, 2012	$54,407	$188,252	$89,476	$17,061	$349,196

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

3.                                      PROPERTY AND EQUIPMENT (cont’d)

	Furniture and Equipment	Computer Equipment	Computer Software	Leasehold Improvements	Total
Depreciation:

Balance at December 31, 2011	$(14,219)	$(103,696)	$(89,476)	$(17,061)	$(224,452)
Depreciation for the period	(5,900)	(17,956)	—	—	(23,856)
Disposals	—	—	—	—	—

Balance at September 30, 2012	$(20,119)	$(121,652)	$(89,476)	$(17,061)	$(248,308)

Carrying amounts:
At December 31, 2011	$40,188	$84,556	$—	$—	$124,744
At September 30, 2012	$34,288	$66,600	$—	$—	$100,888

4.                                      EXPLORATION AND EVALUATION ASSETS

Total

Balance, November 30, 2010	$59,030,711

Deferred exploration costs:
Advance to contractors	683,491
Aircraft services	1,665,499
Assay	2,037,806
Drilling	10,249,584
Environmental	1,164,057
Equipment rental	2,068,758
Field costs	6,804,091
Geological/geophysical	8,158,502
Land maintenance & tenure	1,482,448
Legal	106,567
Surveying and mapping	586,155
Transportation and travel	143,549

Total expenditures for the period	35,150,507
Cumulative translation adjustments	(2,990,582)

Balance, August 31, 2011	$91,190,636

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

4.                                      EXPLORATION AND EVALUATION ASSETS (cont’d)

Total

Balance, December 31, 2011	$158,041,441

Acquisition costs:
Cash consideration	2,124,993

Deferred exploration costs:
Advance to contractors	644,324
Aircraft services	1,859,189
Assay	778,661
Drilling	8,394,179
Environmental	2,879,898
Equipment rental	1,309,284
Field costs	6,103,235
Geological/geophysical	8,372,686
Land maintenance & tenure	356,437
Legal	283,914
Surveying and mapping	145,540
Transportation and travel	50,656
31,178,003

Total expenditures for the period	33,302,996
Cumulative translation adjustments	(5,298,872)

Balance, September 30, 2012	$186,045,565

Livengood Property

The Livengood property is located in the Tintina gold belt approximately 110 kilometres north of Fairbanks, Alaska.  The property is approximately 145 square kilometres and consists of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases, Alaska state mining claims purchased or located by the Company and patented ground held by the Company.

Details of the leases are as follows:

•                  a lease of the Alaska State mineral rights having an initial term of three years, commencing July 1, 2004 (subject to extension for two extensions of three years each) and requires work expenditures of USD 10/acre/year in years 1 — 3, USD 20/acre/year in years 4 — 6 and USD 30/acre/year in years 7 — 9 and advance royalty payments of USD 5/acre/year in years 1 — 3, USD 15/acre/year in years 4 — 6 and USD 25/acre/year in years 7 — 9.  An NSR production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease.  In addition, an NSR production royalty of 1% is payable to the lessor with respect to the unpatented federal mining claims subject to the lease below.

•                  a lease of US federal unpatented claims having an initial term of ten years, commencing on April 21, 2003 and for so long thereafter as mining related activities are carried out.  The lease requires an advance royalty of USD 50,000 on or before April 21 during each year of the initial term. An NSR production royalty of between 2% and 3% (depending on the price of gold) is payable to the lessors.  The Company may purchase 1% of the royalty for USD 1,000,000.

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

4.                                      EXPLORATION AND EVALUATION ASSETS (cont’d)

•                  a lease of patented federal claims having an initial term of ten years, and for so long thereafter as the Company pays the lessors the minimum royalties required under the lease.  The lease requires minimum advance royalties of USD 20,000 on or before each of January 18, 2011 through January 18, 2016 (paid USD 40,000) and an additional USD 25,000 on each subsequent January 18 thereafter during the term (all of which minimum royalties are recoverable from production royalties).  An NSR production royalty of 3% is payable to the lessors.  The Company may purchase all interests of the lessors in the leased property (including the production royalty) for USD 1,000,000 (less all minimum and production royalties paid to the date of purchase), of which USD 500,000 is payable in cash over four years following the closing of the purchase and the balance of USD 500,000 is payable by way of the 3% NSR production royalty.

•                  a mining lease of unpatented federal lode mining and federal unpatented placer claims having an initial term of ten years, commencing on March 28, 2007, and for so long thereafter as mining related activities are carried out.  The lease requires payment of advance royalties USD 15,000 on or before each March 28 during the initial term (all of which minimum royalties are recoverable from production royalties).  The Company is required to pay the lessor the sum of USD 250,000 upon making a positive production decision.  An NSR production royalty of 2% is payable to the lessor.  The Company may purchase all interest of the lessor in the leased property (including the production royalty) for USD 1,000,000.

Livengood land purchases

In December 2011, the Company completed a transaction to acquire certain mining claims and related rights in the vicinity of the Livengood Project.  This acquisition included both mining claims and all of the shares of LPI.  These assets were purchased for aggregate consideration of USD 36,600,000 allocated between cash consideration of USD 13,500,000 and a contingent consideration with an estimated fair value of USD 23,100,000.  The contingent consideration has been accounted for as a derivative liability based on the five-year average daily gold price per troy ounce (“Average Gold Price”) from the date of the acquisition (see note 5).  The contingent consideration (payable in December 2016) is USD 23,148 for every dollar that the Average Gold Price exceeds USD 720/oz. If the Average Gold Price is less than USD 720/oz, there will be no additional contingent payment.  The subject ground was previously vacant or was used for placer gold mining.

Mineral property title

The acquisition of title to mineral properties is a detailed and time-consuming process.  The Company has taken reasonable steps to verify title to mineral properties in which it has an interest.  Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company’s policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

The Company has not recorded any material provisions for environmental rehabilitation as of September 30, 2012.

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

5.                                      DERIVATIVE LIABILITY

As discussed in note 4 above, the Company acquired certain mining claims and related rights in the vicinity of the Livengood Project located near Fairbanks, Alaska.  The consideration included a contingent payment.  If the Average Gold Price is less than USD 720/oz, there will be no additional contingent payment.  The additional contingent payment is accounted for as a derivative liability and is recognized at fair value through profit or loss (“FVTPL”).

The key assumption used in the valuation of the derivative is the estimate of the Average Gold Price.  The estimate of the Average Gold Price was determined using a forward curve on future gold prices as published by the CME Group.  The CME Group represents the merger of the Chicago Mercantile Exchange (CME), the Chicago Board of Trade (CBOT), the New York Mercantile Exchange (NYMEX) and its commodity exchange division, Commodity Exchange, Inc. (COMEX).  Based on the inputs and assumptions used in valuing the derivative liability, it has been classified as a Level 2 financial instrument.  As the derivative liability is classified as FVTPL, the change in fair value at each reporting period is recognized as a gain or loss in the condensed consolidated interim statements of comprehensive loss.

The fair value of the derivative liability and the estimated Average Gold Price in USD/oz. are as follows:

	Total USD	Average Gold Price (USD/oz.)

Derivative value at December 13, 2011	$23,100,000	$1,720
Unrealized (gain) loss for the period	(2,300,000)
Derivative value at December 31, 2011	20,800,000	$1,619
Unrealized (gain) loss for the period	4,300,000
Derivative value at September 30, 2012	$25,100,000	$1,805

6.                                      SHARE CAPITAL

Authorized

500,000,000 common shares without par value.

Share issuances

During the period ended September 30, 2012, the Company closed a non-brokered private placement financing through the issuance of 11,384,719 common shares.  The shares were issued in two stages.  The first stage closed on August 3, 2012 and consisted of 9,458,308 common shares issued at $2.60 per share for gross proceeds of $24,591,600.  The second stage of the offering closed on September 17, 2012 and consisted of 1,926,411 common shares issued at $2.5955 per share for gross proceeds of $5,000,000. The Company paid a cash finder’s fee of 4% of gross proceeds in connection with $10,000,000 of the total offering.  Total share issuance costs for this non-brokered private placement financing amounted to $551,397.

Stock options

On January 3, 2012, the Company granted incentive stock options to an officer of the Company to purchase 650,000 common shares in the capital stock of the Company.  The options are exercisable on or before January 3, 2017 at a price of $4.43 per share and will vest as to 216,666 shares on January 3, 2012, 216,666 shares on January 3, 2013 and the balance on January 3, 2014.

On January 9, 2012, the Company granted incentive stock options to an employee of the Company to purchase 30,000 common shares in the capital of the Company.  The options are exercisable on or before January 9, 2017 at a price of $4.60 and will vest as to 10,000 shares on January 9, 2012, 10,000 shares on January 9, 2013 and the balance on January 9, 2014.

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

6.                                      SHARE CAPITAL (cont’d)

On August 24, 2012, the Company granted incentive stock options to directors, officers, employees and consultants of the Company to purchase 4,700,000 common shares in the capital of the Company.  The options are exercisable on or before August 24, 2017 at a price of $3.17 and will vest as to one-third on August 24, 2012, one-third on August 24, 2013 and the balance on August 24, 2014.

On September 19, 2012, the Company granted incentive stock options to an officer of the Company to purchase 1,000,000 common shares in the capital of the Company.  The options are exercisable on or before September 19, 2017 at a price of $2.91 and will vest as to one-third on September 19, 2012, one-third on September 19, 2013 and the balance on September 19, 2014.

A summary of the status of the stock option plan as of September 30, 2012, and December 31, 2011 and changes is presented below:

	Nine Months Ended		Seven Months Ended
	September 30, 2012		December 31, 2011
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of the period	7,215,000	$7.48	4,600,000	$7.24
Granted	6,380,000	$3.26	2,700,000	$7.87
Exercised	—	$—	(35,000)	$(6.57)
Expired	(4,050,000)	$(7.16)	—	$—
Cancelled	(275,000)	$(7.27)	(50,000)	$(6.96)
Balance, end of the period	9,270,000	$4.73	7,215,000	$7.48

The weighted average remaining life of options outstanding at September 30, 2012 was 4.13 years.

Stock options outstanding are as follows:

	September 30, 2012			December 31, 2011
Expiry Date	Exercise Price	Number of Options	Exercisable	Exercise Price	Number of Options	Exercisable
January 12, 2012	$—	—	—	$7.95	250,000	250,000
April 14, 2012	$—	—	—	$7.34	2,635,000	2,635,000
August 19, 2012	$—	—	—	$6.57	1,365,000	1,365,000
January 10, 2013	$9.15	190,000	190,000	$9.15	265,000	198,750
July 28, 2013	$7.47	950,000	950,000	$7.47	950,000	950,000
May 9, 2016	$8.35	1,000,000	666,667	$8.35	1,000,000	333,333
August 23, 2016	$8.07	650,000	433,333	$8.07	650,000	216,667
November 15, 2016	$5.64	100,000	33,333	$5.64	100,000	33,333
January 3, 2017	$4.43	650,000	216,667	$—	—	—
January 9, 2017	$4.60	30,000	10,000	$—	—	—
August 24, 2017	$3.17	4,700,000	1,566,655	$—	—	—
September 19, 2017	$2.91	1,000,000	333,333	$—	—	—
		9,270,000	4,399,988		7,215,000	5,982,083

Share-based payments

During the nine month period ended September 30, 2012, the Company granted 6,380,000 stock options with a fair value of $10,688,119, calculated using the Black-Scholes option pricing model.  Share-based payment charges for the nine months ended September 30, 2012 totaled $7,198,927 (August 31, 2011 - $6,289,235).

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

6.                                      SHARE CAPITAL (cont’d)

During the seven month period ended December 31, 2011, the Company granted 2,700,000 stock options with a fair value of $10,894,938, calculated using the Black-Scholes option pricing model.  Share-based payment charges for the seven months ended December 31, 2011 totaled $7,475,071.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	September 30, 2012	December 31, 2011
Expected life of options	4 years	4 years
Risk-free interest rate	1.32%	1.77%
Annualized volatility	67.68%	71.80%
Dividend rate	0.00%	0.00%
Exercise price	$3.26	$7.87

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

Share-based payment charges for the three months ended September 30, 2012 of $4,233,754 (August 31, 2011 - $5,777,367) were allocated as follows:

Three months ended September 30, 2012	Before allocation of share-based payment charges	Share-based payment charges	After allocation of share-based payment charges

Exploration and evaluation assets	$185,821,405	$224,160	$186,045,565
Consulting fees	434,922	1,428,739	1,863,661
Investor relations expense	100,488	124,238	224,726
Wages and benefits	1,709,140	2,456,617	4,165,757

		$4,233,754

Share-based payment charges for the nine months ended September 30, 2012 of $7,198,927 (August 31, 2011 - $6,289,235) were allocated as follows:

Nine months ended September 30, 2012	Before allocation of share-based payment charges	Share-based payment charges	After allocation of share-based payment charges

Exploration and evaluation assets	$185,747,428	$298,137	$186,045,565
Consulting fees	890,301	1,428,739	2,319,040
Investor relations expense	280,994	125,718	406,712
Professional fees	447,445	395	447,840
Wages and benefits	5,013,122	5,345,938	10,359,060

		$7,198,927

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

7.                                      RELATED PARTY TRANSACTIONS AND BALANCES

During the nine month periods ended September 30, 2012 and August 31, 2011, the Company entered into the following transactions with related parties:

Management compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities of the entity and include the Company’s non-employee Directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Administrative Officer and General Counsel, as well as certain other officers.  Key management personnel compensation comprised:

	September 30, 2012	August 31, 2011
Fees, wages and benefits	$2,402,574	$1,949,154
Share-based payments	5,104,684	5,418,278
	$7,507,258	$7,367,432

Transactions with other related parties

Paid or accrued $231,446 (August 31, 2011 - $37,343) in professional fees, rent and administration to companies with common officers and directors.

Paid or accrued $7,000 (August 31, 2011 - $ 2,400) in rent to an officer.

At September 30, 2012, included in accounts payable and accrued liabilities was $311,325 (December 31, 2011 - $10,946) in expenses owing to officers and directors of the Company and $176,550 (December 31, 2011 - $53,988) to companies related by common directors and officers.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC an annual retainer of $50,000 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).  A director and shareholder of LWTLC was an officer of the Company until June 30, 2012.

The Company has entered into a consulting agreement dated September 14, 2012 with Jeffery A. Pontius, a director and former interim-CEO of the Company, pursuant to which Mr. Pontius will provide consulting services in connection with the ongoing operations, strategic planning, marketing and communication strategy of the Company.  The agreement is for a period of twelve months at a monthly cost of $4,000 per month terminating on September 30, 2013.

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

8.                                      SEGMENTED INFORMATION

The Company has one operating segment, being the exploration and development of mineral properties. The Company’s assets are located in the United States and Canada.

	Canada	United States	Total
September 30, 2012
Exploration and evaluation assets	$—	$186,045,565	$186,045,565
Property and equipment	12,798	88,090	100,888
Current assets	41,123,874	1,851,481	42,975,355
Total assets	$41,136,672	$187,985,136	$229,121,808

Current liabilities	$331,902	$7,816,305	$8,148,207
Non-current liabilities	—	24,690,870	24,690,870
Total liabilities	$331,902	$32,507,175	$32,839,077

	Canada	United States	Total
December 31, 2011
Exploration and evaluation assets	$—	$158,041,441	$158,041,441
Property and equipment	16,514	108,230	124,744
Current assets	47,907,054	8,692,285	56,599,339
Total assets	$47,923,568	$166,841,956	$214,765,524

Current liabilities	$310,484	$10,184,565	$10,495,049
Non-current liabilities	—	21,153,600	21,153,600
Total liabilities	$310,484	$31,338,165	$31,648,649

Three months ended	September 30, 2012	August 31, 2011

Net loss for the period — Canada	$(5,036,989)	$(5,785,061)
Net loss for the period - United States	(6,128,511)	(2,579,180)

Net loss for the period	$(11,165,500)	$(8,364,241)

Nine months ended	September 30, 2012	August 31, 2011

Net loss for the period — Canada	$(8,486,876)	$(6,992,996)
Net loss for the period - United States	(10,155,948)	(4,700,335)

Net loss for the period	$(18,642,824)	$(11,693,331)

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended September 30, 2012 and August 31, 2011

(Expressed in Canadian dollars - Unaudited)

9.                                      COMMITMENTS

a)             Commitments for exploration and evaluation assets (note 4).

b)             The Company has entered into several office and warehouse lease agreements with options to renew expiring on July 31, 2013.  Future minimum lease payments for the next five fiscal years are as follows:

2013	$211,964
2014	103,497
2015	5,993
2016	5,993
2017	5,993
2018 and thereafter	5,993
$339,433

10.                               SUPPLEMENTAL CASH FLOW INFORMATION

	September 30, 2012	August 31, 2011

Interest paid	$—	$—
Income taxes paid	$154,054	$—

Non-cash investing and financing transactions:
Accounts payable and accrued liabilities included in share issuance costs	$157,710	$—
Accounts payable and accrued liabilities included in exploration and evaluation assets	$6,458,058	$6,239,691